FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Partial Amendment to the “Notice of Convocation of the 113th Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 22, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[English Translation]

June 21, 2017

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai

Director, President and Group CEO

Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Partial Amendment to the “Notice of Convocation of the 113th Annual General Meeting of Shareholders”

With regards to the “Report for the 113th Fiscal Year” which was attached to the “Notice of Convocation of the 113th Annual General Meeting of Shareholders,” we hereby will make an amendment as follows:

Place of Amendment:

“9. Capital Management Policy” of the “Report for the 113th Fiscal Year” (Page 27)

The date of “Resolution of Board of Directors” in the table under “Dividends for the Fiscal Year”

Amended	Present
October 27, 2016	October 28, 2016